FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of February 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel 508XT land acquisition system passes 1 million VP milestone in Saudi Arabia

Paris, France – February 23, 2016

CGG announced today the successful large-scale deployment of Sercel’s new-generation 508XT land seismic acquisition system on a high-productivity super crew conducting a seismic survey in Saudi Arabia. The system is currently deployed on a crew operated by ARGAS, CGG’s joint venture with TAQA, and achieved the milestone of one million VPs (Vibrated Points) in January 2016. Since its launch in 2013, the 508XT has been successfully field-proven in the toughest conditions in various environments, such as Arctic, farmland and desert areas.

The ARGAS land crew has been working in Saudi Arabia since October 2015, where it has consistently provided outstanding vibroseis production rates while recording highly accurate seismic data. The crew is currently operating with 12 fleets of two Sercel Nomad 65 Neo all-terrain broadband vibrators using the DS4 (Distance-Separated Simultaneous Slip-Sweep) vibroseis source method. For data recording, the crew is employing nearly 40,000 channels and 360,000 sensors in a 150 km2 active spread.

Its deployment on this high-channel-count survey enables the Sercel 508XT system to demonstrate the full benefits of its game-changing cross-technology (X-Tech™) architecture, which combines the best of cabled and wireless system characteristics to optimize crew productivity and reduce operational downtime.

Pascal Rouiller, Sercel CEO, said: “This new performance milestone underlines Sercel’s success at designing the most advanced equipment solutions to meet the needs of high-productivity seismic acquisition programs. We believe that our 508XT’s unique X-Tech recording capabilities represent a breakthrough for all our customers, whether they wish to maximize crew productivity or increase their operating flexibility.”

Saad S. Al-Akeel, ARGAS CEO, said: “In addition to the direct benefits of its X-Tech architecture, the 508XT’s low power consumption combined with a requirement for less field units and batteries brings a significant weight saving, directly impacting our crew productivity and minimizing our HSE exposure. In addition, the 508XT equipment is easy to manage and its reliability so far has been excellent.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs more than 7,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 23rd, 2016	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO